EXHIBIT (a)(3)

[FORM OF COVER LETTER TO ELIGIBLE OPTION HOLDERS]

HOMESTORE, INC.

30700 Russell Ranch Road
Westlake Village, California 91362

July 26, 2002

Dear Homestore Employee:

      Today Homestore is announcing an important and exciting opportunity for all employees who have Homestore stock options. The management of Homestore recognizes that our stock option program is a valuable program for our employees. However, because of our historical accounting problems, as well as the recent stock market volatility, many of you hold Homestore stock options with an exercise price that is significantly higher than the current trading price of Homestore’s common stock.

      In light of this situation, we are pleased to announce that the Board of Directors of Homestore has authorized a stock option exchange program. This is a voluntary program that allows Homestore employees and directors to cancel their existing stock options granted between August 5, 1999 and December 31, 2001 and exchange those options for a new option to be granted by Homestore’s Board of Directors. You will receive an option to purchase one share for every ten shares you are entitled to purchase under your existing option. Any of your existing stock option shares that are not in round lots of ten shares will be rounded up to the nearest lot of ten for purposes of calculating the number of new options to be issued (e.g., if you exchange 24 existing option shares, that number will be rounded up to 30 and you will receive new options to purchase three (3) shares of our common stock). This new option will be granted and priced on the date of the first meeting of the Compensation Committee of our Board of Directors that occurs six months and one day after the options are cancelled, which is expected to occur no later than 30 days after such six month and one day anniversary.

      The documents that describe this stock option exchange program in detail, including the possible benefits and risks of this program, can be found on the Homestore Intranet at Tender Offer Statement. Please take the time to carefully review the documents and instructions and consider your decision carefully. There is no way to predict what the price of our common stock will be during the next six months. Our Board of Directors makes no recommendations as to whether you should participate in the option exchange program, and we urge you to consult with your own advisors regarding your decision. If you decide to participate in the program, you need to return the personalized letter of transmittal that is being mailed to you separately (an example of the form is included at the end of the Tender Offer Statement) to us so that it is received by us or postmarked no later than 5:00 p.m., Pacific Daylight Time, on August 23, 2002.

      If you have any questions about the stock option exchange program, please contact Sharon Goldstein, at (805) 557-3330 or sharon.goldstein@homestore.com. If you have any difficulties accessing the Tender Offer Statement on the Intranet, please contact the Help Desk at (805) 557-2590 or helpdesk@homestore.com.

Sincerely,

LEWIS R. BELOTE, III
Chief Financial Officer
and Assistant Secretary

Enclosures